Exhibit 99.1

The unaudited condensed consolidated financial statements of AirNet Technology Inc. as of and for the six months ended June 30, 2021 have not been audited or reviewed by its independent registered public accounting firm.

AIRNET TECHNOLOGY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,	As of June 30,
	2020	2021
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$283	$885
Restricted cash	15,327	-
Accounts receivable, net	10,398	7,095
Other current assets, net	32,600	27,495
Cryptocurrency, less impairment	-	2,095
Amounts due from related parties	27	6
Total current assets	58,635	37,576
Property and equipment, net	12,883	19,276
Long-term investments, net	42,495	41,166
Long-term deposits, net	382	791
Operating lease right-of-use assets	683	134
TOTAL ASSETS	115,078	98,943
Liabilities
Current liabilities:
Short-term loan	5,670	5,972
Accounts payable	22,211	23,226
Accrued expenses and other current liabilities	24,402	8,877
Deferred revenue	2,589	2,687
Income tax payable	2,392	2,534
Amounts due to related parties	1,531	-
Operating lease liability, current	1,002	98
Consideration received from buyer	30,651	30,976
Payable of earnout commitment	23,380	23,628
Total current liabilities	113,828	97,998
Non-current liabilities:
Long-term loan	2,605	2,556
Operating lease liability, non-current	3	-
Total liabilities	116,436	100,554

AIRNET TECHNOLOGY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,	As of June 30,
	2020	2021
		(Unaudited)
Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized; 151,573,363 and 179,986,169 shares issued as of December 31, 2020 and June 30, 2021; 149,541,085 and 177,953,891 shares outstanding as of December 31, 2020 and June 30, 2021)	152	180
Additional paid-in capital	288,879	295,037
Treasury stock (2,032,278 shares as of December 31, 2020 and June 30, 2021)	(2,351)	(2,351)
Accumulated deficit	(286,365)	(292,833)
Accumulated other comprehensive income	31,308	31,493
Total AirNet Technology Inc.'s shareholders' equity	31,623	31,526
Non-controlling interests	(32,981)	(33,137)
Total deficits	(1,358)	(1,611)

TOTAL LIABILITIES AND DEFICITS	$115,078	$98,943

AIRNET TECHNOLOGY INC.

UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)

Revenues	$12,213	$8,833
Business tax and surcharges	(53)	(60)
Net revenues	12,160	8,773
Cost of revenues	(11,100)	(6,838)
Gross profit	1,060	1,935

Operating expenses:
Selling and marketing	(1,210)	(1,132)
General and administrative	(4,050)	(5,096)
Research and development	(420)	(204)
Total operating expenses	(5,680)	(6,432)
Loss from operations	(4,620)	(4,497)
Interest expense, net	(335)	(301)
Loss from long-term investments	(1,327)	(1,776)
Other income (expense), net	712	(46)
Loss from operations before income taxes	(5,570)	(6,620)
Income tax expenses	(1)	(55)
Net loss	(5,571)	(6,675)
Less: Net loss attributable to non-controlling interests	(402)	(207)
Net loss attributable to AirNet Technology Inc.'s shareholders	$(5,169)	$(6,468)

Net loss per ordinary share
- Basic and diluted	$(0.04)	$(0.04)

Net loss per ADS
- Basic and diluted	$(0.41)	$(0.38)

Weighted average ordinary shares used in calculating net loss per ordinary share
- Basic and diluted	125,664,777	171,988,772

Weighted average ADS used in calculating net loss per ADS
- Basic and diluted	12,566,478	17,198,877